Form 424
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions



This space reserved for office use.

Certificate of Amendment

Entity Information

The name of the filing entity is:

Tahiti's Breeze Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 803767071

The date of formation of the entity is: 9/18/2020

Amendments

1. Amended Name
(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

_____

First Name   *M.I.*   *Last Name*   *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

                                                                                    TX
_____
Street Address (No P.O. Box)   *City*   *State*   *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☑ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

Add Director 3: "Joe Hassell" and his address "5570 FM 423, Suite 250-2067, Frisco, TX 75034"

☑ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Change the Number of Shares: from "1" to "20,000,000"

Change Par Value: Uncheck "A". and delete "has a par value of 0.01" to Check "B" without par value

---

☑ **Delete** each of the provisions identified below from the certificate of formation.

Delete Director 3: "Mary Rehberg" and her address "5570 FM 423, Suite 250-2067, Frisco, TX 75034"

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Form 424   7

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 4/26/2021

By: ____________________

Adelinda L. Bryant

Signature of authorized person

Adelinda L. Bryant

Printed or typed name of authorized person (see instructions)

Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**

Form 201		
Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	 **Certificate of Formation For-Profit Corporation**	**Filed in the Office of the Secretary of State of Texas Filing #: 803767071 09/18/2020 Document #: 997020530002 Image Generated Electronically for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

TAHITI'S BREEZE INC.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☑A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

LEGALINC CORPORATE SERVICES INC.

OR

☐B. The initial registered agent is an individual resident of the state whose name is set forth below:

C. The business address of the registered agent and the registered office address is:

Street Address:

10601 CLARENCE DR
SUITE 250 FRISCO TX 75033

Consent of Registered Agent

☐A. A copy of the consent of registered agent is attached.

OR

☑B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **ADELINDA   BRYANT**

Address: **5570 FM 423   SUITE 250-2067 FRISCO TX, USA 75034**

Director 2: **JEFF   FLANSBAUM**

Address: **5570 FM 423   SUITE 250-2067 FRISCO TX, USA 75034**

Director 3: **MARY   REHBERG**

Address: **5570 FM 423   SUITE 250-2067 FRISCO TX, USA 75034**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
1	☑ A. has a par value of $**0.01** ☐ B. without par value.		

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Organizer

The name and address of the organizer is set forth below.
LOVETTE DOBSON   17350 STATE HWY 249 #220 HOUSTON TX 77064

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

LOVETTE DOBSON

Signature of organizer

FILING OFFICE COPY

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

TAHITI'S BREEZE INC.
File Number: 803767071

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-Profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 09/18/2020

Effective: 09/18/2020



Ruth R. Hughs
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Angie Hurtado   TID: 10306   Document: 997020530002



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

September 21, 2020

Attn: INCFILE.COM LLC

INCFILE.COM LLC
17350 STATE HWY 249, SUITE 220
Houston, TX 77064 USA

RE: TAHITI'S BREEZE INC.
File Number: 803767071

It has been our pleasure to file the certificate of formation and issue the enclosed certificate of filing evidencing the existence of the newly created domestic for-profit corporation.

Unless exempted, the entity formed is subject to state tax laws, including franchise tax laws. Shortly, the Comptroller of Public Accounts will be contacting the entity at its registered office for information that will assist the Comptroller in setting up the franchise tax account for the entity. Information about franchise tax, and contact information for the Comptroller's office, is available on their web site at https://window.state.tx.us/taxinfo/franchise/index.html.

The entity formed does not file annual reports with the Secretary of State. Documents will be filed with the Secretary of State if the entity needs to amend one of the provisions in its certificate of formation. It is important for the entity to continuously maintain a registered agent and office in Texas. Failure to maintain an agent or office or file a change to the information in Texas may result in the involuntary termination of the entity.

If we can be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555 | Fax: (512) 463-5709 | Dial: 7-1-1 for Relay Services
Prepared by: Angie Hurtado | TID: 10285 | Document: 997020530002

Form 424—General Information
(Certificate of Amendment)

The attached form is drafted to meet minimal statutory filing requirements pursuant to the relevant code provisions. *This form and the information provided are not substitutes for the advice and services of an attorney and tax specialist.*

Commentary

Sections 3.051 to 3.056 of the Texas Business Organizations Code (BOC) govern amendments to the certificate of formation of a Texas filing entity. A filing entity may amend its certificate of formation at any time and in as many respects as may be desired, *as long as the certificate as amended contains only such provisions as could have been included in the original certificate of formation*. Amendments may be adopted to change the language of an existing provision, to add a new provision, or to delete an existing provision. If extensive amendments are proposed, the entity should consider filing a restated certificate of formation pursuant to section 3.059 of the BOC (Form 414).

Procedural Information by Entity Type

Please note that a document on file with the secretary of state is a public record that is subject to public access and disclosure. Do not include confidential information, such as social security numbers. If amending information relating to directors or governing persons, use a business or post office box address rather than a residence address if privacy concerns are an issue.

<u>For-profit or Professional Corporation</u>
Sections 21.052 to 21.055 of the BOC set forth the procedures for amending the certificate of formation for a for-profit corporation or professional corporation. The board of directors adopts a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of the shareholders. Written or printed notice setting forth the proposed amendment is given to each shareholder of record entitled to vote not later than the 10th day and not earlier than the 60th day before the date of the meeting, either personally, by electronic transmission, or by mail (BOC § 21.353). (Please refer to chapters 6 and 21 of the BOC for further information.)

Pursuant to section 21.364 of the BOC, the proposed amendment is adopted on receiving the affirmative vote of two-thirds of the outstanding shares entitled to vote. If any class or series of shares is entitled to vote as a class, the amendment must also receive the affirmative vote of two-thirds of the shares within each class or series that is entitled to vote as a class. Any number of amendments may be submitted to the shareholders and voted on at one meeting. Alternatively, amendments may be adopted by unanimous written consent of the shareholders.

If no shares have been issued, the amendment is adopted by a resolution of the board of directors and the provisions for adoption by shareholders do not apply.

An officer must sign the certificate of amendment. If no shares have been issued and the amendment was adopted by the board of directors, a majority of the directors may sign the certificate of amendment.

<u>Professional Association</u>
The provisions of chapters 20 and 21 of the BOC apply to a professional association, unless there is a conflict with a specific provision in title 7. A professional association may amend its certificate of formation by following the procedures set forth in its certificate of formation. If the certificate of

formation does not provide a procedure for amending the certificate, the certificate of formation is amended by a two-thirds vote of its members.

An officer must sign the certificate of amendment.

Nonprofit Corporation
Sections 22.105 to 22.108 of the BOC set forth the procedures for amending the certificate of formation for a nonprofit corporation. If the corporation has members with voting rights, the board of directors adopts a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of the members, which may be either an annual or special meeting. The proposed amendment is adopted on receiving two-thirds of the votes that members present, in person or by proxy, were entitled to cast (BOC § 22.164). Any number of amendments may be submitted to the members and voted on at one meeting. Alternatively, the amendment may be adopted without a meeting if a written consent, setting forth the action to be taken, is signed by all the members entitled to vote. (Please refer to chapters 6 and 22 of the BOC for further information.)

If the corporation has no members or no members with voting rights, the amendment is adopted by a majority vote of the board of directors.

An officer of the nonprofit corporation must sign the certificate of amendment.

A nonprofit corporation formed for a special purpose under a statute or code other than the BOC may be required to meet other requirements for a certificate of amendment than those imposed by the BOC. This form may not comply with the requirements imposed under the special statute or code governing the special purpose corporation. Please refer to the statute or code governing the special purpose corporation for specific filing requirements for a certificate of amendment.

Cooperative Association
Section 251.052 of the BOC sets forth the procedure for amending the certificate of formation of a cooperative association. The board of directors may propose an amendment to the certificate of formation by a two-thirds vote of the board members. Notice of the meeting to consider the proposed amendment must be provided to the members no later than the 31st day before the date of the meeting. To be approved, the amendment must be adopted by the affirmative vote of two-thirds of the members voting on the amendment. The cooperative association must file the certificate of amendment with the secretary of state within thirty (30) days after its adoption by the members.

An officer of the cooperative association must sign the certificate of amendment.

Limited Liability Company or Professional Limited Liability Company
Chapter 101 of the BOC governs limited liability companies. Pursuant to section 101.356(d), an amendment to the certificate of formation must be approved by the affirmative vote of all of the company's members. If the company has managers, but has yet to admit its initial member, the amendment would be approved by the affirmative vote of the majority of all the company's managers as permitted by section 101.356(e).

If the limited liability company has managers, an authorized manager must sign the certificate of amendment. If the company does not have managers and is managed by its members, an authorized managing-member must sign the certificate of amendment.

<u>Limited Partnership</u>

Chapter 153 of the BOC governs limited partnerships. A certificate of limited partnership may be amended at any time for any proper purpose determined by the general partners. However, section 153.051 *requires* a certificate of amendment when there is:

(1) a change of name of the partnership;
(2) an admission of a new general partner; or
(3) a withdrawal of a general partner.

Section 153.051 of the BOC also requires that a limited partnership amend its certificate of formation when there is a change of address for the registered office or a change of name or address of the registered agent of the partnership. However, rather than filing an amendment, the partnership may file a statement of change pursuant to section 5.202 of the BOC to effect a change to its registered agent or registered office.

Pursuant to section 153.553, at least one general partner must sign the certificate of amendment. In addition, each general partner designated as a new general partner also must sign the certificate of amendment. A withdrawing general partner need not sign the certificate of amendment. The execution of a certificate by a general partner is an oath or affirmation, under a penalty of perjury, that to the best of the executing party's knowledge and belief, the facts contained in the certificate are true and correct (BOC §153.553(c)).

Instructions for Form

- **Entity Information:** The certificate of amendment must contain the legal name of the entity and identify the type of filing entity. *If the amendment changes the name of the entity, the name as it currently appears on the records of the secretary of state should be stated.* It is recommended that the date of formation and file number assigned by the secretary of state be provided to facilitate processing of the document.

- **Amendments: 1. Amended Name.** This form is designed to provide a standardized amendment form to effect a change of name for the filing entity. If the legal name of the entity is to be changed, state the new name of the entity in section 1. Please note that the legal name of the entity must include an appropriate organizational designation for the entity type.

  The new entity name will be checked for availability on submission of the certificate of amendment. Under section 5.053 of the BOC, if the new name of the entity is the same as, deceptively similar to, or similar to the name of an existing domestic or foreign filing entity, or any name reservation or name registration filed with the secretary of state, the document cannot be filed. The administrative rules adopted for determining entity name availability (Texas Administrative Code, title 1, part 4, chapter 79, subchapter C) may be viewed at *www.sos.state.tx.us/tac/index.shtml*. If you wish the secretary of state to provide a preliminary determination on name availability, you may call (512) 463-5555, dial 7-1-1 for relay services, or e-mail your name inquiry to *corpinfo@sos.state.tx.us*. <u>A final determination cannot be made until the document is received and processed by the secretary of state. Do not make financial expenditures or execute documents based on a preliminary clearance. Also note that the preclearance of a name or the issuance of a certificate under a name does not authorize the use of a name in violation of another person's rights to the name.</u>

- **Amendments: 2. Changes to Registered Agent and/or Registered Office.** It is not necessary to file a certificate of amendment if the entity seeks only to change its registered agent or its registered office. A filing entity may file a statement of change of registered agent/registered office pursuant to section 5.202 of the BOC.

However, if the entity is changing its name or making other changes to its certificate of formation, any changes to the registered agent or registered office may be included in a certificate of amendment. Section 2 can be completed to effect a change to the registered agent or registered office address. The registered agent can be either (option A) a domestic entity or a foreign entity that is registered to do business in Texas or (option B) an individual resident of the state. The filing entity cannot act as its own registered agent.

Consent: Effective January 1, 2010, a person designated as the registered agent of an entity must have consented, either in a written or electronic form, to serve as the registered agent of the entity. Although the consent of the person designated as registered agent is required, a copy of the written or electronic consent need not be submitted with a certificate of correction that corrects the name of the registered agent. *The liabilities and penalties imposed by sections 4.007 and 4.008 of the BOC apply with respect to a false statement in a filing instrument that names a person as the registered agent of an entity without that person's consent.* (BOC § 5.207)

Amendment to Registered Office: The registered office address must be located at a street address where service of process may be personally served on the entity's registered agent during normal business hours. Although the registered office is not required to be the entity's principal place of business, the registered office may not be solely a mailbox service or telephone answering service (BOC § 5.201).

- **Amendments: 3. Other Provisions to be Added, Altered, or Deleted.** Section 3 of this form contains three text areas that may be used to make alterations or changes to other provisions in the certificate of formation or to identify those provisions to be deleted. If the space provided in a text area is insufficient, include the provisions as an attachment to this form.

  ➢ **Add:** If the amendment is an addition to the certificate of formation, check the "Add" statement and provide an identification or reference for the added provision and the full text of each provision added in the text area.
  ➢ **Alter:** If the amendment alters or changes an existing article or provision in the certificate of formation, check the "Alter" statement and provide an identification of the article number or description of the altered provision and the text of the article or provision as it is amended to read in the text area.
  ➢ **Delete:** If the amendment deletes an existing article or provision in its entirety, check the "Delete" statement and provide a reference to the article number or provision being deleted in the text area.

- **Statement of Approval:** As required by section 3.053 of the BOC, the form includes a statement regarding the approval of the amendment. In general, amendments are adopted and approved in the manner set forth in the title of the BOC governing the entity. General procedural information relevant to each filing entity that may use this form precedes the instructions for completing the form.

- **Effectiveness of Filing:** A certificate of amendment becomes effective when filed by the secretary of state (option A). However, pursuant to sections 4.052 and 4.053 of the BOC the effectiveness of the instrument may be delayed to a date not more than ninety (90) days from the date the instrument is signed (option B). The effectiveness of the instrument also may be delayed on the occurrence of a future event or fact, other than the passage of time (option C). If option C is selected, you must state the manner in which the event or fact will cause the instrument to take effect and the date of the 90th day after the date the instrument is signed. In order for the certificate to take effect under option C, the entity must, within ninety (90) days of the filing of the certificate, file a statement with the secretary of state regarding the event or fact pursuant to section 4.055 of the BOC.

On the filing of a document with a delayed effective date or condition, the computer records of the secretary of state will be changed to show the filing of the document, the date of the filing, and the future date on which the document will be effective or evidence that the effectiveness was conditioned on the occurrence of a future event or fact.

- **Execution:** Pursuant to section 4.001 of the BOC, the certificate of amendment must be signed by a person authorized by the BOC to act on behalf of the entity in regard to the filing instrument. Please refer to the procedural information relating to the specific entity type for further information on execution requirements. Generally, a governing person or managerial official of the entity signs a filing instrument.

  The certificate of amendment need not be notarized. However, before signing, please read the statements on this form carefully. The designation or appointment of a person as the registered agent by a managerial official is an affirmation by that official that the person named in the instrument has consented to serve as registered agent. (BOC § 5.2011, effective January 1, 2010)

  A person commits an offense under section 4.008 of the BOC if the person signs or directs the filing of a filing instrument the person knows is materially false with the intent that the instrument be delivered to the secretary of state for filing. The offense is a Class A misdemeanor unless the person's intent is to harm or defraud another, in which case the offense is a state jail felony.

- **Payment and Delivery Instructions:** The filing fee for a certificate of amendment is **$150**, unless the filing entity is a nonprofit corporation or a cooperative association. The filing fee for a certificate of amendment for a nonprofit corporation or a cooperative association is **$25**. Fees may be paid by personal checks, money orders, LegalEase debit cards, or American Express, Discover, MasterCard, and Visa credit cards. Checks or money orders must be payable through a U.S. bank or financial institution and made payable to the secretary of state. Fees paid by credit card are subject to a statutorily authorized convenience fee of 2.7 percent of the total fees.

  Submit the completed form in duplicate along with the filing fee. The form may be mailed to P.O. Box 13697, Austin, Texas 78711-3697; faxed to (512) 463-5709; or delivered to the James Earl Rudder Office Building, 1019 Brazos, Austin, Texas 78701. If a document is transmitted by fax, credit card information must accompany the transmission (Form 807). On filing the document, the secretary of state will return the appropriate evidence of filing to the submitter together with a file-stamped copy of the document, if a duplicate copy was provided as instructed.

Revised 05/11